May 18, 2023

Glencore AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland

Attention: Mr. Nick Popovic

Dear Mr. Popovic:

I am writing to you as the lead independent director of PolyMet Mining Corp. ("**PolyMet**") and as the Chair of the special committee of independent directors of PolyMet (the "**Committee**").

The Committee was originally tasked to oversee the negotiation and implementation of the NewRange Copper Nickel joint venture (the "**JV**") between PolyMet and Teck Resources Limited ("**Teck**"), which closed in February 2023. On the recommendation of the Committee, the board of directors of PolyMet (the "**PolyMet Board**") has now requested that the Committee supervise and guide potential discussions between PolyMet and Glencore AG ("**Glencore**") regarding a possible acquisition of PolyMet by Glencore.

The Committee met on three occasions during the past four weeks to discuss a number of issues, including the completion of the JV, the closing of PolyMet's rights offering as required under the JV-related agreements, the increase of Glencore's equity ownership in PolyMet from 71% to 82% as a consequence of it backstopping the rights offering, and Glencore's recent public overtures to acquire Teck. The Committee discussed each of these issues through the prism of what is in the best interests of all PolyMet stakeholders, including the minority shareholders.

The Committee also discussed the current M&A landscape with its financial advisors, including the recent wave of consolidation in the mining sector and the increasing demand for battery metals such as copper, nickel and cobalt – all of which are contained in the JV's NorthMet and Mesaba deposits. In addition, the Committee was provided with an overview of Glencore's recent acquisition of the Noranda Income Fund, which holds a number of parallels for the Committee members to the Glencore-PolyMet relationship.

Finally, the Committee considered the likelihood that, if PolyMet remained a publicly traded company, its funding obligations to the JV would likely be financed by means of significant support from Glencore, leading to further dilution of PolyMet's minority shareholders.

After considerable discussion and weighing a number of factors, the members of the Committee concluded that the optimal result for all stakeholders of PolyMet would be for Glencore to carry out a go-private transaction for PolyMet in 2023 at a price that is reasonable to all parties.

The Committee members are of the collective view that a go-private transaction would offer a number of important benefits to all stakeholders, including to Glencore. Specifically, a go-private would:

- eliminate the costs indirectly incurred by Glencore in operating PolyMet as a dual-listed public company;
- allow Glencore to move the JV forward in a way that minimizes public disclosure and public company risks currently faced by PolyMet;
- allow Glencore and Teck to advance the JV projects at a faster pace than might otherwise be possible in the status quo situation;

- significantly reduce the time, cost and complexity to Glencore of further funding PolyMet's pro rata share of future JV budgets, including financing NorthMet construction;

- reduce the risk of shareholder claims or lawsuits relating to the complicated governance structure that exists within PolyMet as a result of Glencore's controlling influence;

- provide assurance to Minnesota regulatory and legislative decision makers, who have requested greater clarity in recent years regarding the precise role of Glencore in relation to PolyMet's assets, and in particular, financial assurance obligations;

- provide an eloquent and fair resolution for PolyMet's minority shareholders, many of which are smaller retail and/or Minnesota shareholders; and

- result in Glencore being viewed in Minnesota, and in the broader mining and capital markets communities, as "having done right" by PolyMet's minority shareholders.

The Committee believes the above benefits present a compelling opportunity for Glencore. Glencore has already publicly signalled its desire to acquire one of the JV partners at a market premium and thereby consolidate its control of NewRange. A go-private transaction would allow Glencore to complete this consolidation process. At the same time, it would represent a positive final chapter for PolyMet as a public company in that the minority shareholders would be given an opportunity to exit the story in a positive fashion, securing long standing support in the region.

On behalf of the Committee and the PolyMet Board, I hereby request that Glencore give serious consideration to an acquisition of the PolyMet securities not already owned by Glencore. The Committee would welcome a dialogue with Glencore with respect to a go-private transaction.

Please let me know if you would like to discuss any of the above. I look forward to hearing from you.

Yours truly,

Alan R. Hodnik
Lead Independent Director, PolyMet Mining Corp.